Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: + 30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2025

ATHENS, GREECE, May 27, 2025 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today reported net income of $29.4 million and net income attributable to common stockholders of $29.0 million for the first quarter of 2025. These results are compared to a net income of $11.4 million and net income attributable to common stockholders of $11.0 million for the same period in 2024. Earnings per share, basic and diluted, for the first quarter of 2025 were $2.33 and $0.76, respectively.

Revenue was $21.3 million ($19.2 million net of voyage expenses) for the first quarter of 2025, compared to $22.4 million ($21.6 million net of voyage expenses) for the same period in 2024. This decrease was attributable to the slight decrease in the ownership days following the sale of the vessel P. Yanbu in March 2025, and the decrease in time-charter equivalent rates (“TCE rates”) realized during the quarter. Fleetwide, the average TCE rate for the first quarter of 2025 was $30,843, compared with an average rate of $33,857 for the same period in 2024. During the first quarter of 2025, net cash provided by operating activities was $15.5 million, compared with net cash provided by operating activities of $17.3 million for the first quarter of 2024.

Commenting on the results of the first quarter of 2025, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“Our solid financial results for the first quarter of 2025 demonstrate our ability to successfully navigate the market cycle capitalizing on our efficient vessel operations and balanced fleet deployment strategy. During the quarter, our exposure to the spot market upside through the operations of our two Aframax tanker vessels under voyage charters and pool arrangements along with the robust cash flow secured through the time charter contract arrangements of our remaining fleet, enabled us to achieve a fleetwide average time charter equivalent rate of $30,843 per day.

“Notwithstanding the significant softening observed in crude oil tanker charter rates over the past year, our Company generated revenue of $21.3 million during the first quarter of 2025.  This figure compares favorably to the revenue of $22.4 million generated during the same period last year, underscoring our ability to deliver strong performance even in more challenging market conditions.

“In particular, the average Aframax tanker charter rate stood at $31,931 per day in the first quarter of 2025, that is significantly lower than the average daily rate of $56,338 recorded in the same period last year. Despite this decline, the Aframax tanker market remains resilient and constructive, supported by solid market fundamentals. As a result, during the current quarter spot rates for Aframax tankers averaged at approximately $40,700 per day, providing an attractive freight rate environment for our fleet operations.

“Pursuant to our fleet renewal and expansion strategy, focused on selective acquisitions and opportunistic sales of older vessels, we completed the sale of our 2011-built Aframax tanker, M/T P. Yanbu, during the first quarter of 2025. The transaction was concluded at a gross sale price of $39 million and resulted in a gain on vessel sale of $19.5 million. As a result, our Company reported net income attributable to common stockholders of $29.0 million for the quarter, representing a 164% increase on a year-over-year basis.

“At the same time, we remain focused on our newbuild program, which remains well-supported by our strategic long-term partnership with a top-tier charterer as well as the delivery financing secured for three of our newbuilding vessels. Our financial position remains robust, with a quarter-end cash balance (including restricted cash) of approximately $108.3 million, representing 2.4x our outstanding bank debt, and an aggregate revenue backlog of $220 million.”

Corporate Developments

Update on Outstanding Shares and Warrants

As of May 26, 2025, the Company had outstanding 12,432,158 common shares. In addition, the following common share purchase warrants were outstanding as of such date:

•	Class A Warrants to purchase up to 567,366 common shares at an exercise price of $15.75 per common share;
•	Warrants issued July 19, 2022, to purchase up to 1,033,333 common shares at an exercise price of $1.65 per common share;
•	Warrants issued August 16, 2022, to purchase up to 2,122,222 common shares at an exercise price of $1.65 per common share;
•	Series A Warrants issued March 3, 2023, which are exchangeable for up to 14,300 common shares; and
•	Series B Warrants issued March 3, 2023, to purchase up to 4,097,000 common shares at an exercise price of $2.25 per common share.

Finally, the Company had 50,726 shares of its Series B Convertible Cumulative Perpetual Preferred Stock and 1,423,912 shares of its Series C Convertible Cumulative Redeemable Perpetual Preferred Stock outstanding.

Tanker Market Update for the First Quarter of 2025:

•	Tanker fleet supply was 698.0 million dwt, up 0.4% from 695.0 million dwt from the previous quarter and up 1.0% from Q1 2024 levels of 691.4 million dwt.
•
The tanker sector continues to exhibit healthy dynamics, with tonne-mile demand projected to grow by 0.4% in 2025. This growth comes against the backdrop of a constrained fleet supply, driven by a shrinking pool of environmentally compliant vessels. However, geopolitical challenges remain on the horizon, particularly the gradual easing of Red Sea-related trade flow shifts and the complexities that may arise from a potential tightening of U.S. sanctions on trade activities and charter rates.

•	Tanker fleet supply in deadweight terms is estimated to grow by 2.1% in 2025 and by 3.9% in 2026.

•	Tanker fleet utilization averaged 84.9% in 2024, while analysts expect that it will slightly improve to levels of 85.3% in 2025 and 84.8% in 2026.
•	Newbuilding tanker contracting was 3.6 million dwt in the first quarter, resulting in a tanker orderbook-to-fleet ratio of 14.7%.
•	Daily spot charter rates for Aframax tankers averaged $31,931, down 17.6% from the previous quarter average of $38,746 and down 43.3% from Q1 2024 average of $56,338.
•	The value of a 10-year-old Aframax tanker at the end of the first quarter was $50.0 million, down 3.9% from $52.0 million in the previous quarter, and down 13.8% from $58.0 million in Q1 2024.
•
The number of tankers used for floating storage (excluding dedicated storage) stood at 102 (11.2 million dwt) in the first quarter, up 15.4% from 74 (9.7 million dwt) at the end of the previous quarter and up 2.0% from 91 (10.9 million dwt) in Q1 2024.

•	Global oil consumption was 103.2 million bpd, down 0.07% from the previous quarter level of 103.2 million bpd, and up 1.5% from Q1 2024 levels of 101.7 million bpd.
•	Global oil production was 103.2 million bpd, down 0.08% from the previous quarter level of 103.3 million bpd and up 1.0% from Q1 2024 levels of 102.2 million bpd.
•	OECD commercial inventories were 2,719 million barrels, down 0.01% from the previous quarter level of 2,742 million barrels, and down 0.01% from Q1 2024 levels of 2,757 million barrels.

The above market outlook update is based on information, data, and estimates derived from industry sources. There can be no assurances that such trends will continue or that anticipated developments in tanker demand, fleet supply or other market indicators will materialize. While we believe the market and industry information included in this release to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available.

Summary of Selected Financial & Other Data
(in thousands of US Dollars, except per share data, fleet data and average daily results)	For the three months ended March 31,
	2025	2024
	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA:
Revenue	$21,333	$22,371
Voyage expenses	2,118	804
Vessel operating expenses	4,469	4,874
Net income	29,427	11,431
Net income attributable to common stockholders	28,970	10,972
Earnings per common share, basic	2.33	0.89
Earnings per common share, diluted	0.76	0.29
FLEET DATA
Average number of vessels	6.9	7.0
Number of vessels	6.0	7.0
Ownership days	623	637
Available days	623	637
Operating days (1)	608	624
Fleet utilization	97.6%	98.0%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (2)	$30,843	$33,857
Daily vessel operating expenses (3)	$7,173	$7,651

(1)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(2)
Time charter equivalent rates, or TCE rates, are defined as revenue (voyage, time charter and pool revenue), less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(3)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Fleet Employment Profile (As of May 26, 2025)
Performance Shipping Inc.’s fleet is employed as follows:

	Vessel	Year of Build	Capacity	Builder	Vessel Type	Charter Type	Notes

Operating Aframax Tanker Vessels

1	BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter

2	BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter

3	P. SOPHIA	2009	105,071 DWT	Hyundai Heavy Industries Co., LTD	Crude	Pool

4	P. ALIKI	2010	105,304 DWT	Hyundai Heavy Industries Co., LTD	Product	Time-Charter

5	P. MONTEREY	2011	105,525 DWT	Hyundai Heavy Industries Co., LTD	Crude	Time-Charter

6	P. LONG BEACH	2013	105,408 DWT	Hyundai Heavy Industries Co., LTD	Product	Time-Charter

Newbuilding LR1 and LR2 Tanker Vessels

7	HULL 1515	-	114,000 DWT	China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited	Product	Time-Charter	1,2

8	HULL 1596	-	114,000 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Product	Time-Charter	1,2

9	HULL 1597	-	114,000 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Product	Time-Charter	1,2

10	HULL 1624	-	75,000 DWT	Jiangsu Yangzijiang Shipbuilding Group Co., Ltd.	Chemical/ Product	-	2

[1]	As previously announced, the Company has secured five-year time charter contracts for three of its newbuilding vessels, with employment to commence upon delivery of the vessels to the Company.

[2]
Expected delivery dates to the Company, as per current management's estimations, are: August 2025 for Hull 1515, September 2025 for Hull 1596, January 2026 for Hull 1597, and January 2027 for Hull 1624.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire, future market conditions and the prospective financing and employment of our vessels. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended March 31,
	2025	2024
REVENUE:
Revenue	$21,333	$22,371

EXPENSES:
Voyage expenses	2,118	804
Vessel operating expenses	4,469	4,874
Depreciation and amortization of deferred charges	3,328	3,300
General and administrative expenses	2,104	2,124
Gain on vessels' sale	(19,456)	-
Provision for credit losses	30	-
Foreign currency losses	-	11
Operating income	$28,740	$11,258

OTHER INCOME / (EXPENSES):
Interest and finance costs	(35)	(665)
Interest income	718	833
Changes in fair value of warrants' liability	4	5
Total other income / (expenses), net	$687	$173

Net income	$29,427	$11,431

Dividends on preferred stock	(457)	(459)

Net income attributable to common stockholders	$28,970	$10,972
Earnings per common share, basic	$2.33	$0.89
Earnings per common share, diluted	$0.76	$0.29
Weighted average number of common shares, basic	12,432,158	12,279,676
Weighted average number of common shares, diluted	38,675,532	39,080,005

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended March 31,
	2025	2024

Net income	$29,427	$11,431
Comprehensive income	$29,427	$11,431

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)

	March 31, 2025	December 31, 2024*
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$108,273	$71,314
Advances for vessels under construction and other vessels' costs	72,116	58,468
Vessels, net	168,994	189,577
Other fixed assets, net	30	34
Other assets	9,347	11,000
Total assets	$358,760	$330,393

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term bank debt, net of unamortized deferred financing costs	$45,600	$47,459
Other liabilities	8,490	7,691
Total stockholders' equity	304,670	275,243
Total liabilities and stockholders' equity	$358,760	$330,393

* The balance sheet data as of December 31, 2024 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended March 31,
	2025	2024
	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$15,538	$17,340
Net Cash provided by / (used in) Investing Activities	$23,304	$(22,515)
Net Cash used in Financing Activities	$(1,883)	$(2,342)